SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. TWO)*


                     BRILLIANT DIGITAL ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   10952 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              RONALD L. FEIN, ESQ.
                           STUTMAN, TREISTER & GLATT
                       3699 WILSHIRE BOULEVARD, SUITE 900
                       LOS ANGELES, CALIFORNIA 99010-2739
                                  213.251.5100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               DECEMBER 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 6 Pages)

CUSIP No.109502 10 4                   13D                   Page 2 of 6 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HARRIS TOIBB, ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             34,158,729 (SEE RESPONSE TO ITEM 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             34,158,729 (SEE RESPONSE TO ITEM 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        34,158,729 (SEE RESPONSE TO ITEM 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        68.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 6 Pages

CUSIP No.109502 10 4                 13D                    Page 3 of 6 Pages



                            STATEMENT TO SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This amended statement on Schedule 13D is filed in respect of Shares of common stock, $0.001 par value per share ("Common Stock") of Brilliant Digital Entertainment, Inc., a Delaware corporation ("BDE" or "Issuer"), the principal executive offices of which are located at 6355 Topanga Canyon Boulevard, Suite 120, Woodland Hills, California 91367.

ITEM 2.   IDENTITY AND BACKGROUND.

          a. The name of the person filing this amended statement on Schedule 13D is Harris Toibb.

          b. Mr. Toibb's residence address is 307 21st Street, Santa Monica, California 90402.

          c. Mr. Toibb principal occupation is real estate development and personal investments.

          d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e. Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          f.   Mr. Toibb is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Mr. Toibb entered into that certain Note and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "Purchase Agreement") dated April 19, 2001, as amended on May 23, 2001, which contemplated the purchase of a secured convertible promissory note in the amount of $2,000,000 convertible, at any time, initially into 2,832,861 shares of Common Stock, due November 10, 2002 bearing interest at the rate of 10% per annum (the "Secured Convertible Promissory Note") together with warrants initially to purchase 2,522,068 shares of Common Stock at an aggregate exercise price of approximately $2,000,000 which warrants are immediately exercisable for a term of three (3) years ("Warrants").

          The Purchase Agreement required funding of the Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal


                               Page 3 of 6 Pages
          amount on June 29, 2001. Mr. Toibb utilized personal funds for such purchases. Pursuant to the Purchase Agreement, the Secured Convertible Promissory Note and the Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

          The Purchase Agreement and the Warrants were amended on December 19, 2001 (the "Amendments"). The parties agreed to amend certain terms of the Purchase Agreement and the Warrants, including the conversion and exercise price. Pursuant to the terms of the Amendments, the Secured Convertible Promissory Note and Warrants would be convertible and exerciseable, respectively, at a price per share equal to the lesser of (i) $0.20 and (ii) the volume weighted average price of a share over any 5 consecutive trading days during a term commencing December 14, 2001 and ending November 10, 2002 (the "Conversion Price"). As a result of the Amendments, as of December 19, 2001, the total number of shares of Common Stock issuable to Mr. Toibb upon the conversion of the Secured Convertible Promissory Note and the exercise of the Warrants, assuming a conversion price and exercise price, respectively, of $0.20 per share, is 33,128,889.

          In addition, Mr. Toibb entered into that certain Note and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "December Purchase Agreement") dated December 19, 2001, which contemplates the purchase of a secured convertible promissory note in the amount of $350,000 convertible, at any time, initially into 1,750,000 shares of Common Stock, due November 10, 2002 bearing interest at the rate of 10% per annum (the "December Secured Convertible Promissory Note") together with warrants (the "December Warrants") initially to purchase 3,111,111 shares of Common Stock which are exercisable beginning in March 2002 for a term of approximately two (2) years. The conversion price for the December Secured Convertible Promissory Note is the Conversion Price and the exercise price for the Warrants is 112.5% multiplied by the Conversion Price.

          The December Purchase Agreement requires funding of the December Secured Convertible Promissory Note as follows: $166,333.33 on or about December 20, 2001, $93,333.33 on or about January 2, 2002 and $93,333.34 on or about February 1, 2002. Mr. Toibb will utilize personal funds for such purchases. Pursuant to the December Purchase Agreement, the December Secured Convertible Promissory Note and the December Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Toibb purchased the December Secured Convertible Promissory Note and the December Warrants for investment purposes and, if the December Secured Convertible Promissory Note is converted into Common Stock, in whole or in part, and/or if the December Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be acquired for investment purposes.


                               Page 4 of 6 Pages

          Mr. Toibb does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

          a. As of December 19, 2001, Mr. Toibb beneficially owned 34,158,729 shares of the Common Stock, which consists of 1,029,840 shares issued and outstanding. Included within the 34,158,729 shares of Common Stock beneficially owned by Mr. Toibb are (a) 11,750,000 shares that may be acquired by Mr. Toibb upon conversion of the principal amount of the Secured Convertible Promissory Note and the December Secured Convertible Promissory Note, (b) 490,000 shares that may be acquired by Mr. Toibb upon conversion of the interest accumulated on the principal amount of the Secured Convertible Promissory Note and the December Secured Convertible Promissory Note and (c) 20,888,889 shares that may be acquired by Mr. Toibb upon exercise of the Warrants and the December Warrants. Mr. Toibb's ownership will represent 68.9% of Common Stock that will be issued and outstanding upon conversion of the Secured Convertible Promissory Note, the December Secured Convertible Promissory Note and the exercise of the Warrants and the December Warrants.

          b. Mr. Toibb has sole voting and dispositive power with respect to 34,158,729 shares of the Common Stock.

          c. Mr. Toibb entered into the Purchase Agreement as amended May 23, 2001 by and between BDE as Issuer and Mr. Toibb as Purchaser for the Secured Convertible Promissory Note together with the Warrants. The Purchase Agreement required funding of the Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal amount on June 29, 2001. All of the payments have been made.

          The parties entered into a separate Note and Warrant Purchase Agreement on December 19, 2001 wherein Mr. Toibb made an additional purchase of 1,750,000 shares of common stock and 3,111,111 warrants for an amount of $350,000. In addition, the Convertible Notes and Warrants issued in May, 2001 are to be re-priced with the conversion price and warrant coverage being changed to reflect the agreed upon amount of the lesser of (i) $0.20 and (ii) the volume weighted average price of a share over any 5 consecutive trading days.

          d.   None

          e.   Not Applicable


                               Page 5 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response to Item 6 contained in Mr. Toibb's initial filing on this
          Schedule 13D and all prior amendments thereto are incorporated herein by this reference, including but not limited to the description in Amendment No. One to Schedule 13D of the Toibb-Markev Partnership Agreement.

ITEM 7.   EXHIBITS.

          None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                December 21, 2001


                                  /S/ HARRIS TOIBB
                                ---------------------------
                                Harris Toibb, an Individual


                               Page 6 of 6 Pages